SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 14)1


                               US WATS, INC.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.001 PER SHARE
                     (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                              Walt Anderson
                          c/o Gold & Appel, S.A.
             1023 31st Street, 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              September 23, 1999
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

- ------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                             SCHEDULE 13D/A

- ----------------------                               ----------------------
CUSIP No.  90337P10                                   Page 2 of 7
- ----------------------                               ----------------------
- ----------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS:          Gold & Appel Transfer, S.A.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
- ----------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                 (b)  [   ]
- ----------------------------------------------------------------------------
3.     SEC USE ONLY

- -----------------------------------------------------------------------------
4.     SOURCE OF FUNDS                              WC
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
- ------------------------------------------------------------------------------
NUMBER OF               7.     SOLE VOTING POWER                12,927,034
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER             0
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER            0
- ------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,927,034
- -----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
- -----------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         63.57%
- ------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                  CO
- ------------------------------------------------------------------------------

                               SCHEDULE 13D/A
- ------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 3 of 7
- ------------------------                             -------------------------
- ------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:     Walt Anderson
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
                                                             (b)  [   ]
- ------------------------------------------------------------------------------
3.    SEC USE ONLY
- -----------------------------------------------------------------------------
4.    SOURCE OF FUNDS                          OO
- -----------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [   ]
- -----------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
- ------------------------------------------------------------------------------
NUMBER                     7.    SOLE VOTING POWER                0
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER              0
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER          12,927,034
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER         0
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,927,034
- ------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
- ------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           63.57%
- ------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                       IN
- ------------------------------------------------------------------------------
This Amendment No. 14 ("Amendment No. 10") to Schedule 13D filed by Gold &
Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 5, 6 and 7 of the Schedule
13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Statement"), as amended by Amendment No. 1, Amendment No. 2 ,
Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9,Amendment No. 10 , Amendment No. 11, Amendment No. 12 and Amendment No. 13 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998, March 17, 1998, March 30, 1998, April 6, 1998, April 10, 1998, April 21,
1998, October 23, 1998, March 26, 1999,June 24, 1999, July 28, 1999 and August
17, 1999 respectively ("Amendment No.1," "Amendment No. 2," "Amendment No. 3," "Amendment No. 4," "Amendment No. 5", "Amendment No. 6", "Amendment No. 7", "Amendment No. 8", "Amendment No. 9","Amendment No. 10", "Amendment No. 11", "Amendment No. 12" and "Amendment No. 13" respectively). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10,Amendment No. 11, Amendment No. 12 and Amendment No. 13.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented as follows:

     Between August 30, 1999 and September 27, 1999, Gold & Appel purchased a total of 423,300 Common Shares on the NASDAQ National Market, as follows:

   Date        Number of Shares   Price Per Common Share
  -------      ----------------   ----------------------
  08/30/99            8,400            1.75000
  08/30/99           33,100            1.75000
  08/31/99            2,000            1.75000
  08/31/99            2,400            1.75000
  08/31/99           45,100            1.68750
  09/03/99            1,800            1.71875
  09/07/99            4,000            1.75000
  09/08/99            2,000            1.71875
  09/08/99           11,700            1.68750
  09/10/99            1,500            1.75000
  09/10/99           21,000            1.71875
  09/13/99            2,700            1.75000
  09/15/99            2,500            1.75000
  09/16/99            4,000            1.68750
  09/17/99            9,000            1.75000
  09/20/99            1,500            1.75000
  09/20/99           17,000            1.75000
  09/21/99            5,000            1.75000
  09/21/99           16,500            1.75000
  09/22/99            9,100            1.75000
  09/23/99              100            1.75000
  09/23/99            2,100            1.75000
  09/23/99           38,700            1.75000
  09/23/99           45,000            1.75000
  09/23/99           14,100            1.75000
  09/24/99           24,000            1.75000
  09/24/99           51,000            1.75000
  09/24/99            5,000            1.75000
  09/24/99           20,000            1.75000
  09/27/99            9,500            1.75000
  09/27/99           13,500            1.75000

Total:              423,300


     In addition, pursuant to a Stock Sale Agreement between Gold & Appel and Michael McAnulty, a copy of which is filed herewith as Exhibit 7.2, on September 24, 1999, Gold & Appel purchased 50,000 Common Shares at a purchase price of $1.95 per Common Share.

    All of the funds used to purchase the above-mentioned 423,300 Common Shares on the NASDAQ National Market as well as the 50,000 Common Shares acquired by Gold & Appel from Michael McAnulty came from Gold & Appel's general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

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     (a)      Gold & Appel beneficially owns 12,927,034 Common Shares,
representing approximately 63.57% of the outstanding Common Shares, based on the number of Common Shares outstanding as of August 16, 1999, pursuant to the Issuer's Quarterly Report on Form 10-Q filed on August 16, 1999.

      By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of- Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 1,570,400 Common Shares. Mr. Anderson does not have any pecuniary interest in FINDS, nor does he have the power to control the voting or disposition of the Common Shares held by FINDS, and thus he disclaims beneficial ownership of the Common Shares held by FINDS.

     (b) Gold & Appel has the sole power to vote 12,927,034 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 12,927,034 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

     (c) Since the filing of Amendment No. 13, Gold & Appel purchased 473,300 Common Shares as set forth in Item 3 above.

     (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

     (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     Except as stated in the Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10,Amendment No. 11, Amendment No. 12, Amendment No. 13 and for the Joint Filing Agreement attached to this Amendment No. 14 as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 11 to Schedule 13D.


     Exhibit 7.2 Stock Sale Agreement between Gold & Appel Transfer S.A. and Michael McAnulty.

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                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 to Schedule 13D is true, complete and correct.

Date:     September 28, 1999

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                       Gold & Appel Transfer, S.A.

                                        /s/ Walt Anderson
                                       -----------------------------------
                                              Walt Anderson